Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146720

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated October 15, 2007)

$575,000,000 1.250% Convertible Senior Notes due 2014

$575,000,000 1.625% Convertible Senior Notes due 2017

and Shares of Common Stock Issuable Upon Conversion of the Notes

This supplement no. 3 supplements our prospectus dated October 15, 2007, as supplemented by our prospectus supplement no. 2 dated December 13, 2007 and our prospectus supplement dated October 15, 2007 (the “prospectus”), relating to the resale from time to time by various selling security holders of up to $575,000,000 in aggregate principal amount of 1.250% Convertible Senior notes due 2014 (the “2014 notes”) and $575,000,000 in aggregate principal amount of 1.625% Convertible Senior Notes due 2017 (the “2017 notes” and, together with the 2014 notes, the “notes”) and shares of our common stock issuable upon conversion of the notes. You should read this supplement no. 3 in conjunction with the prospectus. This supplement no. 3 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 3 supersedes that information.

Investing in the notes or our common stock issuable upon conversion of the notes involves risks. See “Risk factors” section of the prospectus supplement for information you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 3, 2008.

Selling securityholders

The following table supplements and amends the information appearing under the heading Selling securityholders in the prospectus supplement. The information is based on information provided by or on behalf of the selling securityholders and received by us on or before January 2, 2008.

	2014 notes		2017 notes		Common stock
Name	Principal amount beneficially owned and offered hereby	Percentage of class	Principal amount beneficially owned and offered hereby	Percentage of class	Number of shares beneficially owned(1)	Number of shares offered hereby(1)	Number of shares beneficially owned after the offering	Percentage of class(2)
Aristeia International Limited(3)	15,791,000	2.7	27,875,000	4.8	1,086,759	1,086,759	0	—
Aristeia Partners LP(4)	1,909,000	*	3,375,000	*	131,508	131,508	0	—
Nuveen Pref. and Conv. Multi – Strategy #1(5)	—	—	850,000	*	21,155	21,155	0	—
Nuveen Pref. and Conv. Multi – Strategy #2(5)	—	—	1,200,000	*	29,866	29,866	0	—
All other holders or future successors to any holders(6)(7)	31,170,000	5.4	—	—	775,759	775,759	0	—

*	Less than one percent.
(1)

Assumes conversion of all of the selling securityholder’s notes at the maximum conversion rate of 24.8880 shares of common stock per $1,000 principal amount at maturity of the notes. The conversion rate is subject to adjustment as described under “Description of notes—Conversion rights—Conversion rate adjustments.” As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Further, pursuant to the terms of the notes, upon conversion, we will pay cash and deliver shares of our common stock (or, at our election, in lieu of such shares of our common stock, cash or any combination of cash and shares of our common stock), if any, based on a daily conversion value calculated on a proportionate basis for each trading day of a 25 trading-day observation period. Accordingly, the number of shares of our common stock we would actually deliver upon conversion of any notes could be lower than the numbers shown for any holder of notes in this table above.

(2)

Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 434,673,736 shares of capital stock outstanding as of December 31, 2007. In calculating this amount for each selling securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that selling securityholder’s notes, but we did not assume conversion of any other holder’s notes.

(3)

The address of this selling securityholder is c/o Aristeia Capital LLC, 136 Madison Avenue, 3rd Floor, New York, NY 10016. Aristeia Capital LLC is the investment manager for the selling securityholder. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella, and William R. Techer.

(4)

The address of this selling securityholder is 136 Madison Avenue, 3rd Floor, New York, NY 10016. Aristeia Advisers LLC is the general partner of the selling securityholder. Aristeia Advisers LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella, and William R. Techer.

(5)	The address of this selling securityholder is 555 California Street, #2975, San Francisco, CA 94104.
(6)	Information about other selling securityholders will be set forth in prospectus supplements, if required.
(7)

Assumes that any other holders of notes, or any future pledgees, donees, assignees, transferees or successors of or from any other holders of notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

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